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WESTERN FOREST PRODUCTS INC.
435 Trunk Road
Duncan, British Columbia
Canada V9L 2P9
Telephone: 250 748 3711
Facsimile: 250 748 6045

WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE	TSX: WEF

WFP FILES PRELIMINARY PROSPECTUS IN RESPECT OF RIGHTS OFFERING

Vancouver, January 23, 2006 – Western Forest Products (TSX: WEF) today announced that it has filed a preliminary prospectus in respect of its proposed rights offering, which was announced on November 10, 2005.

Western intends to raise a total of C$295 million of equity by way of a rights offering to all shareholders. Rights will be issued to holders of record in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec together with certain U.S. States. Further details of the distribution of the rights are provided in the prospectus. This financing will substantially increase the number of Western’s common shares outstanding from the current number of 25.6 million common shares.

Under the terms of the rights offering, common shareholders of Western will receive rights to subscribe for common share subscription receipts of Western. At the time of closing of the previously announced acquisition of Cascadia Forest Products Inc. (“Cascadia”), each subscription receipt will be automatically exchanged for one Western common share. The subscription price shall be determined at the time the final prospectus for the offering is filed. The subscription price for each common share subscription receipt will be fixed at 85% of the volume weighted average trading price of the Western common shares on the TSX for the 10 day period ending on the day prior to the date of filing of the final prospectus, provided that the subscription price will not be less than C$1.65 per common share subscription receipt nor greater than C$2.75 per common share subscription receipt. The rights are expected to be listed for trading on the TSX and will be exercisable for at least 21 days following the date of mailing of the final prospectus.

Tricap Management Limited (“Tricap”) has committed to purchase any common share subscription receipts not otherwise purchased by rightholders under the rights offering. In addition, Tricap has been granted an option, which may be exercised for up to 10 business days following the completion of the rights offering, to acquire additional common share subscription receipts at the same issue price as under the rights offering in order to ensure that Tricap owns, or exercises control or direction over, 45% of the Western common shares after giving effect to the rights offering.

If the exchange of subscription receipts would result in a holder or group of holders beneficially owning or controlling 50% or more of Western’s common shares, Western may, at its option, permit the exchange of that portion of the subscription receipts owned by such holder(s) that would result in such holder(s) beneficially owning or controlling 49% of the common shares. The balance of the subscription receipts held by such holder(s) will remain outstanding until Western has amended its articles to create a new class of non-voting shares. Provided this amendment is approved by Western’s common shareholders, the subscription receipts held by such holder(s) will be exchanged for non-voting shares.

Subscription funds will be refunded to investors if the Cascadia acquisition does not close by May 10, 2006, or if either the Cascadia acquisition agreement or the debt facilities arranged by Tricap are terminated.

The net proceeds from the rights offering (plus the proceeds of the subscription receipts issued pursuant to Tricap’s option, if any) will be used to fund the acquisition of Cascadia and to provide additional working capital.

This release does not constitute an offer of any securities for sale.

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Western Forest Products
Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western’s logging is conducted on government owned timberlands in British Columbia. All of Western’s operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in over 25 countries worldwide.

Cascadia Forest Products
Cascadia is a leading Canadian producer of high value, high quality wood products harvested from sustainably managed forests in Coastal B.C. for customers worldwide. The largest Crown tenure holder and one of the largest lumber producers on the coast, Cascadia has an experienced workforce of over 2,000 and offices in Japan, Australia and China focused on producing predominantly appearance and specialty applications for customers worldwide. The company is wholly owned by Trilon Bancorp Inc., a wholly-owned subsidiary of Brookfield Asset Management (formerly Brascan Corporation) (NYSE/TSX: BAM), a global asset management company focused on property, power and infrastructure assets.

Forward Looking Statements
This press release contains statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western’s products, industry production levels, the ability of Western to execute its business plan and misjudgments in the course of preparing forward-looking statements. The information contained under the “Risk Factors” section of Western’s Annual Information Form, under the “Risk Factors” section of Western’s Form 20-F/A and under the “Risk Factors” section of the prospectus identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

Contacts:
For further information, please contact:

Reynold Hert (250) 715-2207 President & CEO	Paul Ireland (250) 715-2209 CFO